UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Spruce Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85209E 109

(CUSIP Number)

Barbara Fiorini Due

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 85209E 109

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,756,000 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,756,000 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,756,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.4% (2)
14.	Type of Reporting Person: CO

(1)	Represents (i) 1,100,000 shares of Common Stock and (ii) currently exercisable warrants to acquire 1,656,000 shares of common stock at an exercise price of $3.96 per share.
(2)

Based upon (i) 41,149,160 shares of the Issuer’s Common Stock outstanding as of March 14, 2024, as reported in the Issuer’s 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2024, plus (ii) 1,656,000 shares of Common Stock issuable upon the exercise of the warrants held by Novo Holdings A/S.

This amendment (“Amendment No. 7”) amends the Schedule 13D originally filed with the SEC on October 16, 2020, as subsequently amended by Amendment No. 1 filed on May 21, 2021, Amendment No. 2 filed on November 22, 2022, Amendment No. 3 filed on September 30, 2022, Amendment No. 4 filed on February 21, 2023, Amendment No. 5 filed on March 18, 2024, and Amendment No. 6 filed on March 20, 2024 (collectively, the “Schedule”), to report and reflect a reduction in the beneficial ownership of the Issuer’s common stock. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 amends and supplements Item 3 in the Schedule to reflect sales of the Issuer’s stock during the past 60 days, as follows:

On March 21, 2024, Novo Holdings A/S sold 465,021 shares in the open market at an average weighed price per share of $0.7547, with prices ranging from $0.71 to $0.7785.

On March 22, 2024, Novo Holdings A/S sold 800,000 shares in the open market at an average weighed price per share of $0.7370, with prices ranging from $0.71 to $0.759.

On March 25, 2024, Novo Holdings A/S sold 650,000 shares in the open market at an average weighed price per share of $0.7197, with prices ranging from $0.6786 to $0.7492.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and replaced in its entirety as follows:

(a)

Novo Holdings A/S beneficially owns 2,756,000 shares of Common Stock (the “Novo Shares”) representing approximately 6.4% of the Issuer’s outstanding shares of Common Stock, based upon (i) 41,149,160 shares of the Issuer’s Common Stock outstanding as of March 14, 2024, as reported in the Issuer’s 10-K filed with the SEC on March 18, 2024, plus (ii) 1,656,000 shares of Common Stock issuable upon the exercise of the warrants held by Novo Holdings A/S.

(b)

Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c)

Since the Schedule 13D/A filed on March 20, 2024, except as set forth in Item 3, Novo Holdings A/S has not effected any transactions in the Issuer’s Common Shares within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Shares within the past 60 days. The information set forth in Item 3 of the Schedule 13D/A filed on March 20, 2024 is incorporated herein.

(d)	Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2024	Novo Holdings A/S

/s/ Barbara Fiorini Due
	By:	Barbara Fiorini Due
	Its:	General Counsel, Finance & Operations